KERRY

RECEIVED

2006 JAN 23 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.


06010375

SUPPL

17th January, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,



Brian Mehigan,
Chief Financial Officer,
KERRY GROUP PLC

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

082-34842


KERRY

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Press Announcement

17 January 2006 For immediate release

Directorate Changes

Kerry Group announces the appointment of Mr. Noel Greene and Mr. Roger Robbins as non-executive Directors with effect from 13 January 2006.

Mr. Greene and Mr. Robbins are Directors of Kerry Co-operative Creameries Limited. They replace Mr. Patrick Minogue and Mr. Timothy G. Horan who have retired from the Board of Kerry Group plc. No information is required to be disclosed pursuant to Listing Rule 6.6.13.

With effect from 13 January 2006 Mr. Denis Wallis was appointed to the Company's Audit Committee, replacing Mr. Minogue who retired from the Board.

- ends -

For further information please contact:

Frank Hayes,
Director Corporate Affairs,
Kerry Group plc.
Telephone: + 353 66 7182304
Fax: + 353 66 7182972
Email: corpaffairs@kerry.ie
Website: www.kerrygroup.com